

Lloyd Armbrust · **2nd**

Founder and CEO at Armbrust American

Austin, Texas Area · 500+ connections · **Contact info**

Armbrust American

Y **Y Combinator**

Experience



Founder and CEO

Armbrust American · Full-time

Apr 2020 – Present · 7 mos

Austin, Texas Metropolitan Area

Austin-TX based manufacturer of USA-Made Medical-Grade N95 and Surgical Masks. For more information see https://www.armbrustusa.com/



CEO

OwnLocal

Apr 2009 – Present · 11 yrs 7 mos

Austin, Texas Area

I make sure there is money in the bank--by getting investors and newspapers excited about what we're doing; hire and retain the best talent; take out the trash.

Raised startup funding around $5mm in angel and venture capital (VC) money.



Website and SEO Lead

Texas A&M University System

Aug 2008 – Dec 2009 · 1 yr 5 mos

College Station, TX

Rebuilt a W3C-compliant and SEO (Search Engine Optimized) website for the TAMU system.

Worked with various teams on brand development, video integration, website UI and audience growth.

...**see mor**

Online Advertising Director

York News-Times Newspaper

Jun 2006 – Aug 2008 · 2 yrs 3 mos

York

Rebuilt the YNT newspaper website for SEO (Search Engine Optimization) and revenue growth

Built new advertising products, marking plans, and ad-rep training to successfully increase newspaper revenue.

...**see mor**



Managing Editor

York College Panther Press

2003 – 2006 · 3 yrs

York

Rebranded the print newspaper in more professional format that allowed for more advertising space.

Built a newspaper website with a revenue and SEO (search engine optimization) plar ...**see mor**

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Education



Y Combinator

Winter 2010

2010 – 2010

York College

BA, English

2002 – 2006



